EXHIBIT 12.1

FIRST PACTRUST BANCORP
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENT

		As of and for the six months ended June 30,		As of and for the year ended December 31,
		2011	2010	2010	2009	2008	2007	2006
Earnings (1):		(In thousands)		(In thousands)
1.	Income /(loss) before income taxes	3,299	(1,937)	3,861	(2,694)	(1,992)	3,585	7,245
2.	Plus fixed charges	3,438	7,057	12,543	19,804	23,322	28,969	27,061
3.	Less Preferred Stock Dividend requirement (1)	-	(851)	(1,631)	(1,704)	(185)	-	-
4.	Earnings including interest expense on deposits	6,737	4,269	14,773	15,406	21,145	32,554	34,306
5.	Less interest expense on deposits	(2,500)	(4,451)	(7,933)	(12,799)	(17,512)	(23,862)	(19,583)
6.	Earnings/(loss) excluding interest expense on deposits	4,237	(182)	6,840	2,607	3,633	8,692	14,723

Fixed Charges and Preferred Stock Dividend Requirement:
7.	Interest Expense	3,368	6,144	10,788	17,976	23,021	28,847	26,945
8.	Estimated Interest portion of rental expense (1/3 of rent expense)	70	62	124	124	116	122	116
9.	Preferred Stock Dividend requirement(1)	-	851	1,631	1,704	185	-	-

10.	Total fixed charges including interest expense on deposits and capitalized interest and preferred stock dividend requirement	3,438	7,057	12,543	19,804	23,332	28,969	27,061
11.	Less interest expense on deposits	(2,500)	(4,451)	(7,933)	(12,799)	(17,512)	(23,862)	(19,583)
12.	Total fixed charges excluding interest expense on deposits	938	2,606	4,610	7,005	5,810	5,107	7,478

Ratio of earnings/(loss) to fixed charges and preferred stock dividend requirement:
	Including interest expense on deposits (Line 4 divided by Line 10)	1.96	0.60	1.18	0.78	0.91	1.12	1.27
	Excluding interest expense on deposits (Line 6 divided by Line 12)	4.52	(0.07)	1.48	0.37	0.63	1.70	1.97

(1)	Preferred Stock Dividend Requirement=Preferred Stock Dividend and discount accretion adjusted for pre-tax effect based on 41.15% effective tax rate.

	Surplus (Deficiency) of Earnings to Fixed Charges including interest expense on deposits (Line 4 minus Line 10)	$3,299	$(2,788)	$2,230	$(4,398)	$(2,177)	$3,585	$7,245

	Surplus (Deficiency) of Earnings to Fixed Charges excluding interest on deposits (Line 6 minus Line 12)	$3,299	$(2,788)	$2,230	$(4,398)	$(2,177)	$3,585	$7,245